SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D
            Under the Securities Exchange Act of 1934
                     (Amendment No. _____)*

                        SPORT-HALEY, INC.
-----------------------------------------------------------------
                        (Name of Issuer)

                   Common Stock, no par value
-----------------------------------------------------------------
                 (Title of Class of Securities)

                            848925103
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                         (CUSIP Number)

                        J. Keith Benedict
                   1601 Elm Street, Suite 4000
                       Dallas, Texas 75201
                         (214) 720-1600
-----------------------------------------------------------------
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                         August 25, 1999
-----------------------------------------------------------------
              (Date of Event Which Requires Filing
                       of this Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box. [ ]

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for the parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                     CUSIP NUMBER 848925103

(1)  Name of Reporting Persons.            Sandera Partners, L.P.

     I.R.S. Identification
     Nos. of Above Persons (entities only)                    N/A

(2)  Check the Appropriate Box if a                      (a)  [ ]
     Member of a Group (see instructions)                (b)  [X]

(3)  SEC Use Only

(4)  Source of Funds (see instructions)                        WC

(5)  Check if Disclosure of Legal                             [ ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization

     Number of Shares         (7)Sole Voting            [240,285]
                              Power
        Beneficially
                         (8)  Shared Voting                     0
      Owned by Each           Power

     Reporting Person         (9)Sole Dispositive       [240,285]
                              Power
           with:
                         (10) Shared Dispositive                0
                              Power

(11) Aggregate Amount Beneficially Owned                [245,285]
     by Each Reporting Person

(12) Check if the Aggregate Amount in                         [X]
     Row (11) Excludes Certain Shares (see instructions)

(13) Percent of Class Represented by                         5.7%
     Amount in Row (11)

(14) Type of Reporting Person (see instructions)               PN

                     CUSIP NUMBER 848925103

(1)  Name of Reporting Persons           Newcastle Partners, L.P.
     I.R.S. Identification
     Nos. of Above Persons (entities only)

(2)  Check the Appropriate Box if a                      (a)  [ ]
     Member of a Group*                                  (b)  [X]

(3)  SEC Use Only

(4)  Source of Funds (see instructions)                        WC

(5)  Check if Disclosure of Legal                             [ ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization

     Number of Shares         (7)Sole Voting                5,000
                              Power
        Beneficially
                         (8)  Shared Voting                     0
      Owned by Each           Power

     Reporting Person         (9)Sole Dispositive           5,000
                              Power
           with:
                         (10) Shared Dispositive                0
                              Power

(11) Aggregate Amount Beneficially Owned                [245,285]
     by Each Reporting Person

(12) Check if the Aggregate Amount in                         [X]
     Row (11) Excludes Certain Shares (see instructions)

(13) Percent of Class Represented by                         5.7%
     Amount in Row (11)

(14) Type of Reporting Person (see instructions)               PN

                          SCHEDULE 13D
                          -------------
                  Filed Pursuant to Rule 13d-1


ITEM 1.   Security and Issuer.
          --------------------

     This Statement on Schedule 13D ("Statement") relates to common stock, no par value (the "Common Stock"), of SPORT-HALEY, INC., a Colorado corporation ("Issuer"). The principal executive offices of the Issuer are located at 4600 E. 48th Avenue, Denver, Colorado 80216.


ITEM 2.   Identity and Background.
          -----------------------

          (a)  Pursuant to Rule 13d-1(a) of
               Regulation 13D of the General Rules and
               Regulations Promulgated under the Securities
               Exchange Act of 1934, as amended (the "Act"), this Statement is hereby filed jointly by Sandera Partners, L.P. ("Sandera") and Newcastle Partners, L.P. ("Newcastle"). Additionally, pursuant to Instruction C to Schedule 13D, information is included herein with respect to the following persons (collectively, the "Controlling Persons"):
               Sandera Capital Management, L.P. ("S.C.M."),
               Sandera Capital, L.L.C. ("Capital"), HW Capital, L.P. ("HW Capital"), HW Capital G.P., L.L.C. ("HW Capital LLC"), Clark K. Hunt ("Hunt"), Mark E. Schwarz ("Schwarz") and Barrett Wissman ("Wissman"). The Reporting Persons and the Controlling Persons are sometimes hereinafter collectively referred to as the "Item 2 Persons." The Reporting Persons have included as Appendix A to this Statement on Schedule 13D an agreement in writing that this Statement is filed on behalf of each of them.

(b) and (c)    REPORTING PERSONS

               Sandera is a Texas limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal address of Sandera, which also serves as its principal office, is 1601 Elm Street, Suite 4000, Dallas, Texas 75201. Newcastle is a Texas limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal address of Newcastle, which also serves as its principal office, is 4020 Windsor Avenue, Dallas, Texas 75205.

               The names, business addresses, principal occupations or employments and citizenships of each officer of the Reporting Persons are set forth on Schedule A attached hereto and incorporated herein by reference.

               CONTROLLING PERSONS

               Pursuant to Instruction C to Schedule 13D of the Act, information with respect to the Controlling Persons is set forth below. The principal address of each Controlling Person, which also serves as such person's principal office, is 1601 Elm Street, Suite 4000, Dallas, Texas 75201.

               Sandera:
               -------

               Sandera is a Texas limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities.

               SCM is a Texas limited partnership, the
               principal business of which is serving as the general partner of Sandera and activities related thereto.

               Capital is a Texas limited liability company, the principal business of which is servicing as the general partner of SCM and activities related thereto. Hunt, Schwarz and Wissman are the Managers of Capital and its principal officers. The principal occupation of Hunt, Wissman and Schwarz is financial management.

               HW Capital owns 100% of Capital. HW Capital is a Texas limited partnership, the principal business of which is acting as an advisor to investment funds and activities related thereto.

               HW Capital LLC is a Texas limited liability company, the principal business of which is serving as the general partner of HW Capital and activities related thereto. Hunt and Wissman are the Managers of HW Capital LLC.

               Newcastle:
               ---------

               Schwarz is the sole general partner of
               Newcastle.

  (d) and (e)  During the last five (5) years, no
               Item 2 Person has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and no Item 2 Person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, any Item 2 Person was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  Hunt, Schwarz and Wissman are citizens
               of the United States.

ITEM 3.        Source and Amount of Funds or Other Consideration.
               ---------------------------------------------

               The Reporting Persons are filing this Statement because they acquired, in the aggregate, beneficial ownership of more than five percent (5%) of the Common

               Stock of the Issuer on August 25, 1999.  The
               Reporting Persons acquired the shares of Common Stock owned by them through a series of open market transactions. Sandera acquired a total of [245,285] shares of Common Stock for a total purchase price of [$2,262,656.30], or an average price of [$9.42] per share. Newcastle acquired a total of 11,500 shares of Common Stock for a total purchase price of $133,721.25, or an average price of $11.63 per share. Newcastle has sold an aggregate of 6,500 shares of Common Stock on the open market within the last 60 days for aggregate proceeds totaling $31,796.39.

               The funds used to acquire these shares of Common
               Stock were derived from the Reporting Persons "working capital" accounts. As used herein, the term "working capital" includes income from the business operations of the entity plus sums borrowed from, among other sources, banks to operate such business in general.


ITEM 4.        Purpose of Transaction.
               ----------------------

               The Reporting Persons originally acquired beneficial ownership of their shares of Common Stock for the purpose of investment. The Reporting Persons intend, however, to review continuously their investment in the Issuer and may in the future determine to: (i) acquire additional securities of the Issuer through open market purchases, private agreements or otherwise, (ii) dispose of all or a portion of the Common Stock of the Issuer owned by them, (iii) consider plans or proposals which would relate to or result in: (a) the acquisition by any person of additional securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) the sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the board of directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies of the board of directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) any other action similar to those enumerated above.
               The Reporting Persons also reserve the right to take other actions to influence the management of the Issuer should they deem such actions appropriate.

ITEM 5.        Interest in Securities of the Issuer.
               ------------------------------------

          (a)  The following table provides the
               aggregate number and percentage of Common Stock beneficially owned by the Reporting Persons on August 25, 1999 (based on 4,297,552 shares of Common Stock outstanding as reported on the Issuer's Form 10-Q for the period ended March 31,
               1999).

                   Sandera    Newcastle     Total
                   --------   ---------    -------

                  [240,285     5,000       245,285]



               CONTROLLING PERSONS

               Each of SCM, as the general partner of Sandera, Capital, as the general partner of SCM, Hunt, Wissman and Schwarz, as the Managers (and, as applicable, the executive officers) of Capital, HW Capital, as the 100% holder of Capital, HW Capital LLC, as the general partner of HW Capital, and Hunt and Wissman, as the Managers of HW Capital LLC, may be deemed to be the beneficial owners of the Common Stock held by Sandera pursuant to Rule 13d-3 of the Act, although each of the foregoing disclaim beneficial ownership thereof.

               In his capacity as the general partner of Newcastle, Schwarz may be deemed to be the beneficial owner of the Common Stock held by Newcastle pursuant to Rule 13d-3 of the Act, although he disclaims beneficial ownership thereof.

          (b)  REPORTING PERSONS

               Sandera would have the sole power to vote or to direct the vote and to dispose or to direct the disposition of the Common Stock held by it.

               Newcastle would have the sole power to vote or to direct the vote and to dispose or to direct the disposition of the Common Stock held by it.

               CONTROLLING PERSONS

               SCM, as the general partner of Sandera, Capital, as the general partner of SCM, Hunt, Wissman and Schwarz, as the Managers (and, as applicable, the executive officers) of Capital, HW Capital, as the 100% holder of Capital, HW Capital LLC, as the general partner of HW Capital, and Hunt and Wissman, as the Managers of HW Capital LLC, would have the sole power to vote or to limit the vote and to dispose or to direct the disposition of the Common Stock held by Sandera, although each of the foregoing disclaim beneficial ownership thereof.

               Schwarz, as the general partner of Newcastle, would have the sole power to vote or to direct the vote and to dispose or to direct the disposition of the

               Common Stock held by Newcastle, although he disclaims beneficial ownership thereof.

          (c) Newcastle has sold an aggregate of 6,500 shares of Common Stock on the open market within the last 60 days for aggregate proceeds totaling
               $31,796.39.

          (d)  Not applicable.

          (e)  Not applicable.

ITEM 6.   Contracts, Arrangements, or Understandings or
          ----------------------------------------------
          Relationships with Respect to Securities of the Issuer.
          ------------------------------------------------------

               Not applicable.

ITEM 7.   Material to be Filed as Exhibits.
          ---------------------------------

              Not applicable.



                    (Signature Page Follows)

     After reasonable inquiry, and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date:  September 7, 1999

                    SANDERA PARTNERS, L.P.

                    By:  Sandera Capital Management, L.P.,
                         its general partner

                         By:  Sandera Capital, L.L.C.,
                              its general partner

                              By:  HW Capital, L.P., its sole shareholder

                                   By:  HW Capital GP, L.L.C.,
                                        its general partner

                                        By: /s/ CLARK K. HUNT
                                           -----------------------------
                                        Name:   Clark K. Hunt
                                        Title:     President

                    NEWCASTLE PARTNERS, L.P.

                    By: /s/ MARK E. SCHWARZ
                       ---------------------------------------
                         Mark E. Schwarz, its general partner


            Attention:  Intentional misstatements or
              omissions of fact constitute Federal
           criminal violations (See 18 U.S.C.  1001).

                           SCHEDULE A
                           -----------

Set forth below is the name, citizenship (or place of organization, as applicable), business address and present principal occupation or employment of each executive officer of Sandera Partners, L.P.



    Name and                            Present
   Citizenship                         Principal      Position
       or                             Occupation        with
    Place of          Business            or         Reporting
    --------           Address        Employment       Person
   Organization      ----------       -----------   -----------
  -------------

Clark K. Hunt     1601 Elm Street    Investment    President
                  Suite 4000         Advisor
                  Dallas, Texas
                  75201

Barrett Wissman   1601 Elm Street    Investment    Vice
                  Suite 4000         Advisor       President
                  Dallas, Texas
                  75201

                           Appendix A
                           -----------

                     JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Sport-Haley, Inc. This Joint Filing Agreement shall be included as an exhibit to such filing. In evidence thereof, each of the undersigned, being duly authorized where appropriate, hereby executes this Joint Filing Agreement as of the 7th day of September, 1999.

                    SANDERA PARTNERS, L.P.

                    By:  Sandera Capital Management, L.P.,
                         its general partner

                         By:  Sandera Capital, L.L.C.,
                              its general partner

                              By:  HW Capital, L.P., its sole shareholder

                                   By:  HW Capital GP, L.L.C.,
                                        its general partner

                                        By: /s/ CLARK K. HUNT
                                           -----------------------------
                                        Name:   Clark K. Hunt
                                        Title:     President

                    NEWCASTLE PARTNERS, L.P.

                    By:  /s/ MARK E. SCHWARZ
                       ------------------------------------------
                         Mark E. Schwarz, its general partner